August 12, 2005
Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 First Street, N.E.
Washington, D.C. 20549

Attn:	Jim B. Rosenberg, Senior Assistant Chief Accountant Mail Stop 6010

Re:	Radiologix, Inc. Form 10-K for the Fiscal Year Ended December 31, 2004 Filed March 15, 2005 File No. 001-15861
Dear Mr. Rosenberg:
     The following are Radiologix, Inc.’s (the “Company’s”) responses to the comments of the staff of the Commission’s Division of Corporation Finance in its letter to Michael N. Murdock, Senior Vice President and Chief Financial Officer of Radiologix, dated July 13, 2005, with respect to Radiologix’s 2004 Annual Report on Form 10-K. For convenience, the staff’s comments are stated below in their entirety, in bold, with the Company’s responses to a particular comment set out immediately under the comment.
Item 6. Selected Financial Data, page 14
1.	Please explain to us why you did not include five years of balance sheet information in the table on page 15. Refer to Item 301(b)(2) of Regulation S-K.

Response: Our 2004 Form 10-K included the three most recent years of balance sheet information (fiscal years 2004, 2003 and 2002). The balance sheet information for fiscal years 2001 and 2000 was inadvertently omitted. We have added the balance sheet information for fiscal years 2001 and 2000 as presented below and will ensure that we provide the five most recent years of balance sheet information pursuant to Item 301(b)(2) of Regulation S-K in our 2005 Form 10-K filing:

	As of December 31,
	2004	2003	2002	2001	2000
	(in thousands)
Balance Sheet Data:

Working capital	$65,387	$74,050	$60,450	$55,214	$36,682
Total assets	254,071	279,514	296,091	284,725	268,636
Long-term debt and capital lease obligations	158,519	162,075	166,249	172,947	175,836
Convertible notes	11,980	11,980	11,980	24,205	20,000
Stockholders’ equity	42,916	60,684	60,684	44,476	29,719

United States Securities and Exchange Commission
Division of Corporation Finance
August 12, 2005

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15
Liquidity and Capital Resources, page 25
2.	It is unclear based on your discussion related to your operating cash flows what resulted in the decrease in the current period. Please explain to us in greater detail the activities that generate and use cash in operations. Include which of these activities specifically caused the significant changes in the current period. Please note that a reiteration of the cash flow statement is not sufficient to this end. Also include a discussion of what resulted in the significant changes to your days’ sales outstanding in accounts receivable between these periods.

Response: Our operating cash flows are primarily impacted by the amount of service fee revenue we generate and ultimately collect, offset by the amount and timing of our payment obligations for resources used to generate service fee revenues, such as costs for payroll, supplies, equipment operating leases, equipment maintenance contracts, equipment repairs, utilities, facility rent, marketing, interest and general and administrative costs.

In 2004, the primary reasons for our decrease in operating cash flows relative to the comparable period in 2003 were: (1) higher costs of services in 2004 compared to 2003 resulting in a lower gross profit in 2004, as discussed on pages 20 and 21 in Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) of our 2004 Form 10-K; (2) substantially higher corporate general and administrative costs as described on page 21 in Item 7 in our 2004 MD&A of our 2004 Form 10-K; (3) higher estimated federal and state tax payments in 2004; and (4) higher payments made for federal income taxes and physician technical bonuses in 2003 compared to 2004 and 2002.

Our days sales outstanding decreased as a result of: (1) the $9.1 million charge we recorded in the 2004 fourth quarter, which increased contractual adjustments and correspondingly decreased service fee revenue and accounts receivable at December 31, 2004; and (2) our reduced denial rates and overall improved collections in fiscal 2004.

3.	Please revise your contractual obligations table to include the estimated interest payments, since these payments appear to represent material future obligations based on your statement of cash flows. Refer to Financial Reporting Release 72.

Response:

We have added our estimated interest payments to the contractual obligations table below:

United States Securities and Exchange Commission
Division of Corporation Finance
August 12, 2005

As of December 31, 2004, long-term debt, including capital lease obligations and non-cancelable operating leases as well as corresponding interest payments are as follows (in thousands):

	Total	Less than 1 Year	1 to 3 Years	4 to 5 Years	After 5 Years
Long Term Debt	170,250			170,250
Capital Lease Obligations	249	157	66	26
Operating Leases	103,456	22,185	37,158	25,741	18,372

	273,955	22,342	37,224	196,017	18,372

Interest Obligations:

Senior Notes	66,335	16,618	33,237	16,480
Convertible Notes	4,392	958	1,917	1,517
Other	24	13	10	1

	70,751	17,589	35,164	17,998	—

We will include a similar table in our 2005 Form 10-K.
Critical Accounting Policies, page 26
Revenue Recognition, Contractual Allowances, and Allowances for Doubtful Accounts, page 26
4.	Please describe to us in greater detail the comprehensive “retrospective collection analysis of [your] accounts receivable” that took place in the fourth quarter of 2004. Include a discussion of how this allowed you to feel comfortable with the amounts recorded as accounts receivable at year-end. Also explain how you determined that the $9.1 million charge in the fourth quarter was appropriate.

Response:

Prior to using the retrospective collection analysis model, the Company utilized a “Payment Versus Revenue” or “PVR” model and aging reports to estimate collection rates in arriving at the estimated net realizable value for accounts receivable. The PVR model reflected gross charges and cash collections attributable to each month. Because the receipt of cash collections typically trailed the timing of initial charges, we would compare revenue from the PVR model recorded 60 days earlier to the current cash collection month in an effort to better match charges to collections. We would also average this calculation over a six-month period to arrive at an estimated collection rate for the current period (i.e. we would compare six months of collections to six months of revenue, with the revenue on a 60-day lag).

In the summer of 2004, we began the development of a retrospective model to replace the PVR model. This development involved our collaboration with our revenue cycle IT vendor to (1) convert our major subsidiaries to a single common billing system platform and (2) develop a program that matched cash collections to the original gross charges

United States Securities and Exchange Commission
Division of Corporation Finance
August 12, 2005

recorded in our billing system. We worked with our vendor and continued our implementation process throughout the third and fourth quarters of 2004. We disclosed in our September 30, 2004 Form 10-Q on page 31, the following: “In the fourth quarter of 2004, we expect to finalize a retrospective collection analysis of accounts receivable” (see the Revenue Recognition, Contractual Allowances and Allowances for Doubtful Accounts paragraph under the Critical Accounting Policies section on page 31 of our September 30, 2004 Form 10-Q).

Management completed the final review of the retrospective model and the results generated by this model subsequent to December 31, 2004, but prior to the finalization of our 2004 consolidated financial statements. This review involved the preparation of a retrospective report for each of our major subsidiaries. We believe the retrospective methodology provides greater objective evidence with which to estimate the collectability of accounts receivable because it allows us to match cash collections to gross charges by month of service over at least an 18-month period and consequently develop collection percentages and collection trends that are substantially complete. In other words, the retrospective analysis allows us a better method to track the run out of cash on a population of charges over an extended period of time. Moreover, the retrospective analysis also allows us to better estimate how much we have left to collect on a receivable balance at any point in time and consequently assess the likelihood of collecting the remaining balance given established collection trends.

The $9.1 million charge was appropriate in the fourth quarter of 2004 because the Company could not reasonably determine what periods the charge related to. The retrospective analysis, while providing us with a more accurate picture of the Company’s current collection rates and accounts receivable, does not provide the necessary data to determine the correct collection rates for periods prior to 2003. We cannot compare the Company’s historical collection rates before 2003 with those as determined by the retrospective analysis due to the Company’s legacy billing systems and accounting records. A comparison of the collection rates as determined by the retrospective analysis and the Company’s historical rates in 2003 and 2004 shows that none of the $9.1 million charge relates to periods in those years. Because we cannot reasonably determine when the $9.1 million charge accrued (other than determining that the charge accrued sometime prior to 2003), we recorded the adjustment in the fourth quarter of 2004, which was the closest period to when the charge was discovered.

5.	Please provide to us a discussion of the following items in a format that represents potential disclosure to be added in these areas in future Forms 10-K or identify for us in your current disclosure how these items are addressed:
a.	For each period presented, quantify and disclose the amount of changes in estimates of prior period contractual adjustments that you recorded during the current period. For example for 2004, this amount would represent the amount of the difference between estimates of contractual adjustments for services provided in 2003 and the amount of the new estimate or settlement amount that was recorded during 2004.

United States Securities and Exchange Commission
Division of Corporation Finance
August 12, 2005

Response: The primary change in estimate is the $9.1 million charge taken for fiscal 2004. The basis for our estimation of contractual adjustments prior to December 2004 was the use of the PVR model as described above. Effective with our 2004 year-end close, we began utilizing the retrospective model. Both the PVR and the retrospective model generate collection percentages that we apply to gross charges to arrive at service fee revenue. Because the retrospective model provides us greater objective evidence with which to estimate the collectibility of accounts receivable and because we closely monitor the retrospective model on a monthly basis, we do not anticipate significant changes in contractual adjustment estimates going forward. However, in the event the retrospective model generates a significant change in estimate, we will disclose the amount and the underlying reasons for the change in the appropriate period.
b.	Clarify for us why the 1.0% threshold disclosed related to your sensitivity analysis is appropriate.
Response: As noted in the above response, the recording of service fee revenue (excluding capitation revenue and certain management fee revenue) is based on estimated collection percentages. Accordingly, we believe it is useful and appropriate to reflect the sensitivity of a change of 1% in our collection rate to the financial statement user.
c.	Quantify and disclose the reasonably possible effects that a change in estimate of unsettled amounts from 3rd party payers as of the latest balance sheet date could have on financial position and operations.
Response: Our operations are different from those of hospitals and other cost-based providers in that we do not file cost reports nor do we have any “cost-reimbursed” or “retrospective” settlement arrangements. We file claims with various payers and receive reimbursement based on either the current Medicare fee schedule, a multiple of the current Medicare fee schedule, some other negotiated managed-care terms (such as “fee-for-service”), and, in the case of capitation, negotiated per-member-per-month rates. Consequently, we have no unsettled retrospective amounts or cost report settlements due to or from third-party payors.
d. Disclose in a comparative tabular format, the payor mix concentrations and related aging of accounts receivable. The aging schedule may be based on management’s own reporting criteria (i.e. unbilled, less than 30 days, 30 to 60 days etc.) or some other reasonable presentation. At a minimum, the disclosure should indicate the past due amounts and a breakdown by payor classification (i.e. Medicare, Medicaid, Managed care and other, and Self-pay). We would expect Self-pay to be separately classified from any other grouping. If your billing system does not have the capacity to provide an aging schedule of your receivables, disclose that fact and clarify how this affects your ability to estimate your allowance for bad debts.

United States Securities and Exchange Commission
Division of Corporation Finance
August 12, 2005

Response: The table below reflects our consolidated gross accounts receivable (before any reduction for contractual allowances) aging report, which is used to review accounts receivable aging patterns.

		0-30	31-60	61-90	91-120	121-150	151-180	>180
Payor	Total	Days	Days	Days	Days	Days	Days	Days

Medicare	20,136,246	9,094,149	4,665,621	1,343,859	916,123	617,563	422,285	3,076,646
Medicaid	5,922,365	1,277,235	1,250,995	869,931	605,174	368,395	296,823	1,253,812
Indemnity	3,735,177	1,147,880	941,452	455,350	321,571	171,592	114,906	582,426
Managed Care	40,285,983	17,466,945	8,995,201	3,112,589	2,135,424	1,264,522	841,583	6,469,719
Self Pay	13,709,030	1,381,837	2,366,044	2,335,793	2,113,913	1,649,004	1,334,750	2,527,689
Workers Comp	5,748,873	867,713	1,154,760	954,974	599,322	327,022	230,233	1,614,849
Other	3,803,494	784,599	419,768	595,901	400,306	265,684	107,821	1,229,415

TOTAL by PAYOR	93,341,168	32,020,358	19,793,841	9,668,397	7,091,833	4,663,782	3,348,401	16,754,556
Other subsidiary(1)	5,329,085	2,280,687	634,868	417,345	485,697	283,745	177,399	1,049,344

	98,670,253	34,301,045	20,428,709	10,085,742	7,577,530	4,947,527	3,525,800	17,803,900

(1)	Aging by payor is not available
e. If you have amounts that are pending approval from third party payors (i.e. Medicaid Pending), please disclose the balances of such amounts, where they have been classified in your aging buckets, and what payor classification they have been grouped with. If amounts are classified outside of self-pay, tell us why this classification is appropriate, and disclose the historical percentage of amounts that get reclassified into self-pay.

Response: As of December 31, 2004, we had less than $100,000 of gross receivables out of a total of $98,670,253 in gross receivables classified as Medicaid pending, which we believe is immaterial. There are no other third-party payor amounts that are in a “pending approval” status. Medicaid pending is classified in the Self-Pay payor category.

f. Disclose the timing of the “system driven” charges that result after the “communication cycle is completed and the receivable remains uncollected.”

Response: We will disclose the following in future Form 10-K filings:

“Once the communication cycle is complete, respective patient charges are placed in a file in our billing system generally during the third week of every month. These charges are subject to review by our Reimbursement Operations department based on a nonstatistical sample pulled manually. At month end, following this review, Reimbursement Operations authorizes this file of charges to be written off in the billing system and correspondingly sends the accounts to a collection agency.”

United States Securities and Exchange Commission
Division of Corporation Finance
August 12, 2005

Financial Statements
Note 3. Goodwill and Intangible Assets, page 48
6.	Please clarify for us what the “Equipment financing right” represents. Include how this right that is apparently to finance equipment with Radiologix represents an asset.

Response: Prior to our definitive agreement to purchase diagnostic imaging equipment and an exclusive equipment financing right at our Ide Imaging Partners, Inc. subsidiary, we paid rent to the seller for the use of this equipment based a “per click” or volume (usage) based methodology. Accordingly, every time a diagnostic procedure was performed, we were required to pay a designated “usage” payment. Because this form of payment was expensive, we purchased the rights to the equipment and the corresponding financing mechanism for $15.5 million, of which $1.6 million was attributed to the fair value of the purchased equipment, and $13.9 million was attributed to the seller relinquishing the right to receive these usage-based payments.

Statement of Financial Accounting Concepts No. 6, Elements of Financial Statements, defines assets as “probable future economic benefits obtained or controlled by a particular entity as a result of past transactions or events.” Concepts No. 6 also discusses the three essential characteristics of an asset as follows:
(a)	it embodies a probable future benefit that involves a capacity, singly or in combination with other assets, to contribute directly or indirectly to future net cash inflows;

(b)	a particular entity can obtain the benefit and control others’ access to it; and

(c)	the transaction or other event giving rise to the entity’s right to or control of the benefit has already occurred.
FASB Statement No. 141, Business Combinations, paragraph 39 provides that, “An intangible asset shall be recognized as an asset apart from goodwill if it arises from contractual or other legal rights.” FASB No. 141 Appendix A, paragraph A23, states that “Contract-based intangible assets represent the value of rights that arise from contractual arrangements.” Pursuant to an arms-length transaction we:
(a)	acquired and control the formerly leased assets;

(b)	purchased the financing mechanism rights; and

(c)	are realizing long-term benefits from the substantial reduction in lease costs as a result of (a) and (b) above.

United States Securities and Exchange Commission
Division of Corporation Finance
August 12, 2005

We believe that establishing an intangible asset and amortizing it over the estimated life that the Company benefits from the asset (versus expensing this amount on the date of the agreement) is the appropriate accounting treatment based on the provisions of Concepts No. 6 and FASB No.141.
Note 10. Commitments and Contingencies, page 54
Self-insurance, page 54
7.	Please tell us the amount of the reserves related to the potential obligations under the self-insurance arrangements.

Response: At December 31, 2004, the amount of reserves related to the potential obligations under our self-insured arrangements, which are comprised of estimated health benefits and workers’ compensation obligations was $1,784,381.
Other Matters, page 55
8.	We recognize that you are unable to quantify the potential impact of this matter on your operations. Please provide to us a description of the potential impact that this matter may have such as fines including how such fines would be determined, i.e. based on revenues from those locations.

Response: An initial self-disclosure letter was submitted on August 3, 2003 to the U.S. Department of Health & Human Services’ Office of the Inspector General (“OIG”) raising potential concerns relating to seven sublease arrangements with physician landlords at one of our subsidiaries – Mid Rockland Imaging Partners, Inc. – in New York State. Our disclosure encompassed potential claims under the federal anti-kickback statute (42 USC Section 1320a-7b(b)) and the federal false claims act related to potential violations of the federal physician self-referral statute (42 USC Section 1395nn — commonly referred to as the “Stark Law”). We subsequently engaged an independent, third-party consultant and outside counsel to conduct a thorough investigation and review of these lease arrangements. We submitted our supplemental findings to the OIG in September 2004 and, to date, have received no response. The investigation revealed that only four leases appear to have been above fair market value. Most importantly, the investigation found no evidence that the lease terms were intended to induce referrals in violation of the federal healthcare program anti-kickback statute or otherwise violated any state or federal law.
     We believe the following facts are most relevant in trying to quantify the potential impact that this matter may have:
a.	A total of only seven sublease arrangements in the smaller of our two New York subsidiaries are the subject of this matter. The Company, through all of its subsidiaries and joint ventures, currently owns and operates imaging equipment at 73 different locations, with imaging centers located in eight states.

United States Securities and Exchange Commission
Division of Corporation Finance
August 12, 2005

b.	The gross revenues generated by the seven subleases represented only .0142% of the Company’s total gross revenues in fiscal 2004. Federal healthcare program reimbursement from operations generated by the seven subleases was $48,608, or only .0135% of the Company’s total reimbursements in fiscal 2004.

c.	Corrective action has been taken with respect to all of the leases. Only two of the leases are still in place – the five others were either terminated or expired. Only four of the seven subleases appear to have been above fair market value. Two of the four were only slightly above fair market value. The remaining two arrangements, which appear to be the furthest from fair market value, generated the least federal healthcare program reimbursement, only $24,300, from December 1997 through 2003. These two arrangements are among the five terminated or expired leases.
Each offense under the federal healthcare program anti-kickback statute is punishable by a fine of up to $25,000 and five years imprisonment. Violators are also subject to exclusion from participating in federal healthcare programs and civil penalties for each violation up to $50,000, plus three times the amount of the federal healthcare remuneration in question.

Each offense under the federal physician self-referral statute is punishable by civil penalties for each violation up to $15,000 and up to $100,000 for attempting to circumvent the self-referral statute. Violators are also subject to exclusion from participating in Medicare and state healthcare programs, including Medicaid. Payment for services by these programs can be denied and violators can be required to refund payments received from these programs.

Based upon all of the evidence and the professional advice of independent advisors, the opinion of our management is that the Company is unable at this time to quantify any impact of an enforcement action other than stating that such action is unlikely to be material to the presentation of the Company’s financial statements.
Note 15. Gain on Sale of Operations, page 58 [sic]
9.	Please explain to us why you chose not to classify the disposal of this business as discontinued operations. Also clarify for us why it appears that some of the operations related to Questar are classified as discontinued while others are not.

Response: The disposition of the San Antonio, Texas (M&S Imaging Partners, Inc.) assets was due to the termination of a contractual arrangement that was negotiated as part of a settlement of a litigation dispute between the Company, M&S Imaging Associates, P.A. and each of its physician members/stockholders. The provisions of Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, are not applicable to contractual relationships and as such, discontinued operations treatment was not appropriate with respect to this asset.

United States Securities and Exchange Commission
Division of Corporation Finance
August 12, 2005

In connection with our Questar operations, we have multiple centers in multiple locations. Each center is owned by a separate legal entity and operated at the lowest level for which identifiable cash flows are largely independent of cash flows of other assets and liabilities (SFAS No. 144, paragraph 10). We placed into discontinued operations all but six of these Questar centers by December 31, 2004 (see the table on page 17 of our MD&A in our December 31, 2004 Form 10-K). We elected to operate the remaining six centers as continuing operations as noted on page 27 of our December 31, 2004 Form 10-K, in which we state “As of December 31, 2004, we plan to operate these six Questar centers for the next few years, as long as they are profitable; however, we do not plan to invest in new equipment for these six centers.”
Radiologix further advises the staff that:
•	Radiologix is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Radiologix may not assert staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.
          If you have any questions with regard to these responses, need further supplemental information or would like to discuss any of the matters covered in this letter, please feel free to contact me at (214) 303-2717.

Respectfully submitted,

Michael N. Murdock

cc:	Keira Ino, Staff Accountant Jim Atkinson, Accounting Branch Chief